Filed by Zynga Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No.: 001-35375

The following communication was first made available to employees of Zynga Inc. on January 10, 2022.

Zynga Employee FAQ

1.	What was announced?

•	Zynga has agreed to combine with Take-Two to create a global leader in interactive entertainment with a portfolio of iconic franchises.

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This transformative transaction brings together the best of both our companies, combining Zynga’s established expertise in mobile and our next generation platforms with Take-Two’s best-in-class capabilities and intellectual property.

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Like us, Take-Two is an innovative company that has created and delivered some of the most beloved series in the world, including Grand Theft Auto®, Red Dead Redemption®, Midnight Club®, NBA 2K®, BioShock®, Borderlands®, Civilization®, Mafia®, and Kerbal Space Program®.

•	This is a transformative development for Zynga – one that we believe will provide tremendous long-term value for employees, players, partners, and stockholders.

2.	Why is Zynga joining Take-Two?

•	Since our founding 15 years ago, we are proud of the work that our team has accomplished to deliver on our mission to connect the world through games.

•	This milestone is the next step in those efforts.

•	Together, we will create a powerful and diverse portfolio of titles that span key platforms and genres across interactive entertainment.

•	By sharing best practices and key data insights, we will be able to learn from each other’s strengths to reach new audiences around the world and unlock new exciting revenue streams.

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Having just finished the year with one of the best performances in Zynga’s history, we believe that this is a pivotal moment that will enable us to further accelerate our growth and generate more long-term value for our teams, players, partners, and stockholders.

3.	How will this announcement impact our strategic priorities or the project/game I’m working on?

•	While we’re excited about the combination with Take-Two, we do not expect the transaction to close for several months.

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It remains business as usual at Zynga for today, tomorrow, and as we continue to execute. This combination does not change what makes us Zynga, our culture, or our mission of connecting the world through games.

•	While we recognize you may have questions, we have a long way to go until the closing.

•	Please remain focused on your day-to-day responsibilities and continue delivering the high-quality experience our players expect from us.

•	As we move forward with the integration planning stages, we’ll share updates on our progress.

4.	Will there be changes to our culture as a result of this transaction?

•	This transaction does not change what makes us Zynga, our culture, our mission of connecting the world through games, or our strategic growth plans.

•	Like us, Take-Two is an innovative company. We share a commitment to creative excellence and a desire to deliver the very best for our players.

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This milestone was possible because of the tremendous work by the entire Zynga team and Take-Two recognizes that our team is what enables us to continue to raise the bar as we seek to change the gaming industry forever.

5.	Upon closing, who will lead the combined company? Will the management team change?

•	Both Zynga and Take-Two are built on the strength of their people, who are the most important assets of each business.

•	It is expected that the combined company will be led by Take-Two’s current Chairman and Chief Executive Officer, Strauss Zelnick.

•	Frank Gibeau will continue to lead the combined company’s mobile business alongside Bernard Kim, President of Publishing.

6.	Do you anticipate any layoffs following the transaction? Will we experience any re-organization as a result?

•	There are still many decisions to be made and we do not have all the answers today.

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While there may be some overlap in positions when we bring the companies together, our respective management teams will work through this to make the transition for our employees as smooth as possible.

•	We have some of the best talent in the industry and Take-Two has expressed how much they value our team’s extensive industry experience.

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Importantly, this combination is about accelerating our growth as we bring together the best of both our companies – combining Zynga’s established expertise in mobile and next generation platforms with Take-Two’s best-in-class capabilities and intellectual property.

•	We will continue to communicate with you as decisions are made and we bring our companies together.

7.	Will Zynga’s brand identity change?

•	Zynga and its family of studios will each retain their individual identities.

•	Following the closing of the transaction, the mobile business of the combined company will operate under the Zynga brand as its own label.

8.	What will happen to my vested stock once the transaction closes?

•	Your vested RSUs are outstanding Zynga stock.

•	The implied value of the transaction is $9.86 per Zynga share.

•	Like our outside investors, at the closing, employee stockholders will receive $3.50 in cash and the remainder in Take-Two common stock for each share of Zynga common stock owned at closing.

•	The precise amount of Take-Two stock received for each Zynga share will not be known until the closing of the transaction.

9.	How will Zynga unvested restricted stock units be treated in the transaction?

•	At the closing, all outstanding unvested Zynga restricted stock units will be assumed and converted into restricted share units covering shares of Take-Two common stock.

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The assumed unvested restricted share units generally will have the same terms as applied to the corresponding unvested Zynga restricted stock units just prior to the assumption (including as to vesting), except that they will be settled in Take-Two shares.

•	The number of shares subject to the awards will also be appropriately adjusted in order to reflect the conversion into Take-Two restricted share units.

•	This is a customary process that will be automatic and does not require you to take action.

10.	How will Zynga options be treated in the transaction?

•	At the closing, all outstanding Zynga options will be assumed by Take-Two.

•	This means that each outstanding Zynga option will be converted into an option to purchase shares of Take-Two common stock. The vesting terms will not be altered.

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The number of shares subject to the option and the per share exercise price will be appropriately adjusted to reflect the conversion into a Take-Two option. This is intended to ensure the preservation of the option’s economic value.

•	This is a customary process that will be automatic and does not require you to take action.

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Does the transaction impact bonuses for 2021? What about any impact to potential bonuses for our calendar year 2022? Will Take-Two’s March fiscal year end affect any of our internal operations and / or Annual Performance and Compensation Review (APCR) processes?

•	We will complete our APCR process as usual, and those that are eligible will receive bonuses that will be paid out in March.

•	We will also have a 2022 bonus plan and will finalize targets and structure in the coming months.

•	We do not expect the transaction to close for several months.

12.	How will this transaction impact our open trading period? When will I be able to sell Zynga shares? Can I buy Zynga or Take-Two shares?

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All employees of Zynga and our worldwide subsidiaries are subject to Zynga’s Insider Trading Policy. At this time, we are in a closed trading period and you are not permitted to buy or sell Zynga shares. You may contact Phuong Phillips (pphillips@zynga.com) or Matt Tolland (mtolland@zynga.com) of our Legal Department with any questions you may have about these restrictions and how they apply to you. You may also send inquiries to Stock Admin (stockadmin@zynga.com) about our equity incentive programs.

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During a future open trading period, if you have any material “inside”/non-public information about Zynga, then you may not buy or sell any Zynga shares. Examples of this confidential information could include: non-public updates about this transaction, and new information about our games and game performance.

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During the course of this transaction, some of our employees may have received information about Take-Two and its business. If you have learned of any material “inside”/non-public information about Take-Two, then you may not buy or sell any Take-Two shares.

•	The decision to buy, hold or sell stock of Zynga or Take-Two is a personal choice which must be made in compliance with securities laws and our policies.

13.	How does this affect our employee stock purchase plan (ESPP)?

•	Employees enrolled in our ESPP may remain enrolled. The current offering period began on August 16, 2021 and is scheduled to end on August 15, 2022.

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The next ESPP purchase for enrolled employees will occur on February 15, 2022, and all contributions made toward the purchase period of August 16, 2021—February 15, 2022 will be used to purchase Zynga shares in accordance with the Plan.

•	The second purchase for enrolled employees is scheduled to occur on August 15, 2022, and may be held earlier based on the transaction closing date.

•	No new offering periods will begin under the ESPP between now and the transaction closing, and there will not be an open enrollment period for new employees to enroll in the ESPP.

14.	Will there be any changes to our locations as a result of this deal? Will my connected workstyle (Onsite/Connected/Remote) change?

•	We currently do not expect the Connected Workplace strategy and individuals’ connected workstyle to be impacted by this transaction.

•	Regarding locations, last summer we announced our headquarters would move to San Mateo and reopen in summer 2022. That plan has not changed.

•	Until the transaction closes, Zynga remains a separate and independent company, and it will be business as usual for Zynga.

15.	How soon can Zynga employees interact with Take-Two employees?

•	We do not expect the transaction to close for several months. Until then, Zynga and Take-Two will continue to operate as separate companies.

•	It is important to remember that until closing you must not contact or share confidential and sensitive information with anyone at Take-Two.

•	Please do not reach out to anyone at Take-Two regarding company business matters unless you are specifically instructed to do so by a member of the integration team.

•	We will share more details regarding integration planning as appropriate.

16.	What does this transaction mean for players and other business partners? What should I tell them?

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This transformative transaction brings together the best of both our companies, combining Zynga’s expertise in mobile and our next generation platforms with Take-Two’s best-in-class capabilities and intellectual property.

•	However, until the close of the transaction, it is business as usual.

•	Players can continue to enjoy our games as always and we will continue to work with our business partners as usual.

•	We are completely focused on delivering the same high-quality experience across our portfolio that players have come to expect from us.

17.	What do I do if I’m contacted by the media, investors or other third parties?

•	You should refer any investor or analyst inquiries to Rebecca Lau at relau@zynga.com and any media inquiries to Kenny Johnston at kjohnston@zynga.com.

•	If you receive questions from our partners, suppliers or other outside parties, please relay to your direct manager.

18.	Can I post on social media about this transaction?

•	Please DO NOT. Only authorized leaders at the company are permitted to discuss the transaction publicly, including on social media.

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You can share Zynga social posts from our official channels (those owned by Zynga and operated by our corporate communications team), but please do not add any commentary to official posts that you choose to share.

•	You cannot engage beyond that, especially with third parties. This includes but is not limited to liking messages, responding to other users, or reposting content.

•	It is important that we speak with one voice and that you do not make any comments, including in response to media or investor inquiries.

19.	When will I receive additional information on the transaction? If I have other questions who should I speak to?

•	We are committed to keeping you informed and will share important developments as we move through the integration planning process.

•	Zynga department and studio leaders will all be briefed on the combination with Take-Two.

•	Please speak with your studio and department leadership or you can direct questions to anyone on Zynga’s senior management team: Frank Gibeau, Bernard Kim, Ger Griffin, Phuong Phillips, and Jeff Ryan.

•	In addition, Frank Gibeau will hold an All-Hands about this news and senior management will host a Q&A session within the next week.

•	We encourage you to submit any questions you may have in the coming weeks here, so we can address them in due time.

Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two’s and Zynga’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Take-Two’s or Zynga’s respective stockholder approval or the failure to satisfy other conditions to completion of the proposed combination, including receipt of regulatory approvals, on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga that will become the subject of a registration statement on Form S-4 to be filed by Take-Two with the U.S. Securities and Exchange Commission (the “SEC”), which will include a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, will provide full details of the proposed combination and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants In The Solicitation

Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.